December 17, 2008

Nitromed, Inc.
45 Hayden Avenue
Lexington, MA 02421
Attention Kenneth M. Bate, CEO

Dear Mr. Bate,

Thank you for your December 11th letter to our counsel. We appreciate your willingness under certain conditions to discuss the merits of our offer to purchase all NitroMed shares. We are certain that you have noted the favorable market response to our offer, but that the shares continue to reflect the potential that management and the Board will pursue options deemed as less valuable.

Your letter suggests to us that the market may be correct in this assessment. You state that "NitroMed has not considered [Deerfield's proposal] as an Acquisition Proposal" for the purposes of the Purchase and Sale Agreement with JHP Pharmaceuticals. However, our offer is for the entire company and is to be considered in lieu of both the asset sale to JHP and the reverse merger with Archemix. Our offer clearly falls within the definition of both an "Acquisition Proposal" and "Superior Proposal" under the terms of the Purchase and Sale Agreement with JHP and across the totality of the proposed transactions. Specifically, a Superior Proposal includes a third party offer that is determined to be "more favorable to [NitroMed]_or the holders of [NitroMed's] common stock than the [asset sale contemplated by the Purchase and Sale Agreement]." Inseparable from the Purchase and Sale agreement is NitroMed's stated intention in its definitive proxy statement relating to the asset sale to apply the proceeds of such sale in addition to existing cash balances for the benefit of a company 70% owned by Archemix Shareholders. Accordingly, these transactions cannot be viewed separately and the $0.50 offer per share must be compared to the totality of value created or destroyed by the NitroMed Board's stated intent. The Board has a fiduciary obligation to seriously consider our offer before proceeding any further with the sale to JHP. The closing of the JHP asset sale would be deemed by us as a rejection of our offer.

Currently there is a global liquidity crisis and transactions which pay cash directly to investors are of heightened value. For that reason choosing to invest instead of distribute cash to investors requires a clear and convincing value proposition which is appropriate for investors attracted to commercial assets. Instead, the Board proposes investment of shareholder cash in a company without commercial assets, owned in part by members of your Board of Directors and that recently failed to go public on its own merits. Moreover, this company is losing money and years away from the prospect of transforming development stage concepts into cash generating commercial assets. Given the vast sea of distressed companies, it strains credulity that this investment represents the very best use of shareholder assets.

DEERFIELD

780 THIRD AVENUE • 37TH FLOOR • NEW YORK, NY 10017 • 212-551-1600 • FAX 212-599-3075
Email: info@deerfieldpartners.com

We ask that you seek a tangible means to deliver NitroMed shareholders fair value for their ownership of the BiDil assets. If there is a means for shareholders to appreciate that your current proposal provides in excess of $0.50 per share delivered directly to shareholders, it should be simple to articulate, and the shares should appreciate appropriately. If this cannot be demonstrated and you remain committed to your current course, additional costly actions will be unavoidable.

Yours sincerely,

James E. Flynn
General Partner
Deerfield Management

cc: Nitromed Board of Directors:

Argeris Karabelas
Zola Horovitz
Frank Douglas
John Littlechild
Christopher Sobecki
Mark Leschly
Robert Cohen
Joseph Loscalzo
Davey Scoon